UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 11, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

The following table update certain information provided in the Master Series Table regarding the properties set forth below (the “Properties” and each a “Property”).

New Lease Agreements; Renewals

The following lease agreement (“Lease Agreement”) was entered into with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	2174 Scarbrough Road, Stone Mountain, GA, 30088	August 14, 2022	$1,550	July 31, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Lease Agreement, a form of which is available here.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2022	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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